UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period November 2005	File No: 000-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1.

News Release dated November 2, 2005

2.

Notice of Meeting and Record Date for November 30, 2005

3.

Management Information Circular dated November 30, 2005

4.

Proxy dated November 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Dated: January 12, 2006	Signed: /s/ Brian Fairbank
Brian Fairbank, President and CEO

Nevada Geothermal Power Inc.

Blue Mountain Power Proposal Selected as “Tier 1” to be Evaluated by Sierra Pacific/Nevada Power

Appoints Geothermal Development Manager for Blue Mountain
Appoints Chief Financial Officer

VANCOUVER, B.C. (November 2, 2005) – Nevada Geothermal Power Inc. (“NGP”) (TSX-V: NGP, OTC-BB: NGLPF), has been advised that its power proposal submitted in June 2005 to Sierra Pacific Power and Nevada Power in response to a Request for Proposals by the jointly owned Nevada utilities was favorably reviewed and designated “Tier 1” status. Essentially this means that NGP will have an opportunity to negotiate a contract with the utility based on our proposal to supply 30 MW of power to the utilities. At the same time, we are assessing other opportunities in the bulk power market with major industrial energy consumers.

NGP today announced the appointment of Frank Misseldine, CPA, as Geothermal Development Manager with primary responsibility for bringing the Blue Mountain Geothermal Project through to electric power production. Mr. Misseldine, to be based in newly opened offices in Reno, Nevada, brings twenty years of power development and plant operating experience to NGP, having worked for companies such as Oxbow Power Services Inc., Caithness Corporation, Precursor Systems Inc. and recently Geothermal Management Services LLC. as Asset Manager/Controller for operations at the Stillwater Geothermal Power Plant.

Mr. Misseldine has extensive Nevada development/operations experience including power plant design, cost studies and budgets, power transmission routing, wheeling agreements, water and plant licensing, production area unit agreements, plant commissioning and Power Purchase Agreement (PPA) administration at the Dixie Valley, Beowawe, Brady’s Hot Springs, Yankee Caithness, Desert Peak and Stillwater Geothermal Power Stations.

Further to the Company’s plan to advance the Blue Mountain Geothermal Project through feasibility and development into production, NGP has recently completed a major Environmental Assessment (EA) in order to obtain permits for seven initial production wells and other deep exploration drilling sites. The permits are expected to be issued by the end of November 2005.

The Company also welcomes Don Smith, CA, MBA as its Chief Financial Officer and Secretary as of October 1, 2005. Mr. Smith obtained his Commerce and Master of Business Administration degrees at Simon Fraser University in British Columbia and has 30 years of experience in senior financial positions including CFO for major public and private companies. Mr. Smith replaces Jack Milligan, P.Eng. as CFO/Secretary. Mr. Milligan will continue to serve as a Director and a Member of the Audit Committee.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Investor Inquiries Shelley Kirk

Nevada Geothermal Power Inc. Telephone: 604-633-1822

Toll Free: 866-688-0808 ext. 118

Email: sfkirk@nevadageothermal.com

Dave Feick

The Equicom Group Inc.

Telephone: 416-815-0700 ext. 247

Email: DFeick@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
NEVADA GEOTHERMAL POWER INC.

NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of the Shareholders of Nevada Geothermal Power Inc. (hereinafter called the "Company"), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 30th day of November, 2005, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to Shareholders from the Board of Directors.

2.

Receiving and considering the Financial Statements of the Company.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing Company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

7.

To consider and, if thought advisable, pass a special resolution to approve the deletion and    cancellation of the existing articles of the Company and the adoption of new articles for the  Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

8.

Transacting such other business as may properly come before the meeting or any adjournment  thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it. Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 26th day of October, 2005.

BY ORDER OF THE BOARD

"Brian D. Fairbank"

Brian D. Fairbank

President and Chief Executive Officer

NEVADA GEOTHERMAL POWER INC.
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual & extra-ordinary general meeting of the shareholders of the Company to be held on November 30, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy. The persons named in the proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)        signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)        in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with         in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities    Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile,   stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)       more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters, which may properly come before the Meeting. At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 26, 2005, the Company had 33,224,504 common shares outstanding. All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 26, 2005, are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

Brian D. Fairbank who controls 5,371,203 shares representing 16% of the outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director(3) Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,371,203
JOHN W. MILLIGAN Director(2) Canada	Independent Consultant in engineering and construction management since 1982	Since April, 1995	437,000
JAMES E. YATES Director(2)(3) Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	nil
MARKUS K. CHRISTEN Director USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	nil
R. GORDON BLOOMQUIST Director (3) USA	Senior Scientist and director of the Integrated Community Energy Program at Washington State University.	Since March, 2003	159,500
DOMENIC J. FALCONE Director(2) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Navant Systems and PG&E Energy Services.	Since January 2004	nil

(1)

includes direct and beneficial holdings.

(2)

member of the audit committee of the Company.

(3)

member of the compensation committee of the Company.

EXECUTIVE COMPENSATION

Interpretation

Form 51-904F of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Don J. A. Smith, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal				Other	Securities Under	Restricted Shares or
Position and				Annual	Option/SA	Restricted	LTIP	All Other
Country of	Fiscal		Bonus	Compen-	Rs Granted	Share Units	Payouts	Compen-
Residence	Year	Salary($)	($)	sation ($)	(#)	($)	($)	sation ($)
Brian D. Fairbank,	2005	30,000(1)	Nil	Nil	450,000 (2)	nil(3)	nil	nil (4)
President, CEO	2004	30,000(1)	nil	nil	383,000 (2)	nil	nil	nil (4)
Canada	2003	30,000(1)	nil	nil	258,000 (2)	nil	nil	nil (4)
John W. Milligan,	2005	nil	nil	nil	215,000	nil	nil	nil
former CFO and	2004	nil	nil	nil	185,000	nil	nil	nil
Secretary	2003	nil	nil	nil	105,000	nil	nil	nil
Don J. A. Smith	2005	nil (5)	nil	nil	Nil	nil	nil	nil
CFO and Secretary	2004	nil	nil	nil	nil	nil	nil	nil
	2003	nil	nil	nil	nil	nil	nil	nil

(1)

consisting of a management fee paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank.

(2)

indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3)

Mr. Fairbank controls, directly and indirectly, 3,932,000 shares issued in connection with the acquisition of Blue Mountain Power Company Inc., which are subject to escrow restrictions prescribed by the policies of the TSX Venture Exchange. These shares were not issued in connection with management compensation.

(4)

consulting fees paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank.

(5)

Mr. Smith was appointed to serve as CFO and Secretary on October 1, 2005.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company. The grant of stock options is determined by the Company’s directors, and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended June 30, 2005:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	67,000	11%	$0.54	$0.67	Oct. 4, 2009
John W. Milligan	40,000	7%	$0.54	$0.67	Oct. 4, 2009

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2005	Value of Unexercised in- the-Money Options/SARs at June 30, 2005 (2)
Brian D. Fairbank Chief Executive Officer	Nil	Nil	450,000	$247,000
John W. Milligan Secretary	10,000	$5,600	215,000	$135,850

Note:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.91) on the last day the shares traded on or before June 30, 2005 (being June 30, 2005) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company. No SARs have been issued or repriced.

Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year. The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)

Exercise Price per Share

Date of Grant

240,000

$0.54

October 4, 2004 (1) includes the number granted to Named Executive Officers previously disclosed

Compensation and Nominating Committee and Report on Executive Compensation

The Compensation and Nominating Committee of the board of directors is comprised of Brian Fairbank, James Yates and Gordon Bloomquist. The majority of the members of the Compensation and Nominating Committee do not serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pays (or accrues) a management fee of $2,500 per month to Fairbank Engineering Ltd., a non-reporting company controlled by Brian D. Fairbank.

Consulting fees with respect to the development and implementation of appropriate corporate governance practices and procedures were paid to Mr. Smith in the sum of $6,500 during the fiscal period. Subsequently, Mr. Smith was engaged as the CFO at a fee of $5,000 per month.

The Company paid Domenic Falcone, a director of the Company, $1,200 for consulting services during the past fiscal year.

In addition, the Company pays members of the Audit Committee $500 per meeting plus $1,000 payable to the Chairman of the Audit Committee.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer. A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of six directors, four of whom (Yates, Falcone, Christen and Bloomquist) are independent. The remaining directors (Fairbank and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	Oremex Resources Inc.
James E. Yates	ESO Uranium Corp.
Domenic Falcone	Western GeoPower Inc.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of three directors Brian Fairbank, James Yates and Gordon Bloomquist, the majority of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee. The Corporate Governance Committee is comprised of three directors Markus Christen, Brian Fairbank and James Yates, the majority of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2. The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Independent (1)		(1) Financially literate
Jack W. Milligan	Not Independent	(1)	(1) Financially literate
James E. Yates	Independent (1)		(1) Financially literate
(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2005	14,400	3,630	1,000	nil
June 30, 2004	12,990	3,800	3,710	nil
June 30, 2003	7,460	5,035	500	nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

a)

Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)

Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under

1.

the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.

The options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 26, 2005, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c)

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act. Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act. The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles. It is the Company’s intention to file its transition application before the Meeting.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”). The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable. Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA. Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)       The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

(b)

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles. The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA. Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company. However, there are several changes of note:

(a)

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

(b)

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

(c)

The requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at Suite 900, 410 Granville Street, Vancouver, BC, during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles. The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)     The existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company be adopted as the articles of the Company.

(b)      Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof. As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

d)

Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 26th day of October, 2005.

ON BEHALF OF THE BOARD

“Brian D. Fairbank”

Brian D. Fairbank

President and Chief Executive Officer

SCHEDULE “A”
The Audit Committee’s Charter

1.

MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

(A)

reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

(B)

reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(C)

monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.

COMPOSITION AND ORGANIZATION OF THE COMMITTEE

2.1

The Audit Committee must have at least three directors.

2.2

The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.1

2.3

Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.2

2.4

  The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

2.5

The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6.

A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.

MEETINGS

3.1

The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

3.2

  Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

1 Multilateral Instrument 52-110 Audit Committees section 1.4

2 Multilateral Instrument 52-110 Audit Committees section 1.5

3.3

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

3.5

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.

RESPONSIBILITIES OF THE COMMITTEE

4.1

The Audit Committee will perform the following duties:

External Auditor

(a)

select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

(b)

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c)

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d)

recommend to the Board, if necessary, the replacement of the external auditor;

(e)

meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f)

pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

(g)

review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h)

review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

 (i)

review and recommend to the Board for approval the financial content of the annual report;

 (j)

review the process for the certification of financial statements by the Chief Executive Officer and    Chief Financial Officer;

(k)

review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

(l)

review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m)

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n)

review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o)

review adequacy of security of information, information systems and recovery plans;

(p)

review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q)

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r)

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

(s)

assisting management to identify the Company’s principal business risks;

(t)

review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

(u)

review Company loans to employees/consultants; and

(v)

conduct special reviews and/or other assignments from time to time as requested by the Board.

5.

PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

5.1

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints      received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.0

REPORTING

6.1

The Audit Committee will report to the Board on:

(a)

the external auditor’s independence;

(b)

the performance of the external auditor and the Audit Committee’s recommendations;

(c)

regarding the reappointment or termination of the external auditor;

(d)

the adequacy of the Company’s internal controls and disclosure controls;

(e)

the Audit Committee’s review of the annual and interim financial statements;

(f)

the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)

the Company’s compliance with legal and regulatory matters to the extent they affect the financial  statements of the Company; and

(h)

all other material matters dealt with by the Audit Committee.

7.

AUTHORITY OF THE COMMITTEE

7.1

The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities.  The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the  Company without approval of management.

7.2

The external auditor will report directly to the Audit Committee.

# Nevada Geothermal Power Inc.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

**Security Class** **COMMON**

**Holder Account Number**

C9999999999 I ND

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**Form of Proxy - Annual & Extraordinary General Meeting to be held on November 30, 2005**

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**Voting by mail** may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
**Voting by mail or by Internet,** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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**To Vote Using the Telephone (Only Available Within Canada and U.S.)**

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 10:00 am, Pacific Time, on November 28, 2005.

**To Vote Using the Internet**

- Go to the following web site:
- Proxy Instructions must be received by 10:00 am, Pacific Time, on November 28, 2005.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER 011410** **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

Proxies submitted must be received by 10:00 am, Pacific Time, on November 28, 2005

KRIQ_PRX_8292/000001/000001/i

SAM SAMPLE C9999999999

IND C02

## Appointment of Proxyholder

The undersigned "Registered Shareholder" of Nevada Geothermal Power Inc. ("the Company") hereby appoints: Brian D. Fairbank, President and Chief Executive Officer, or failing this person, John W. Milligan, a Director,

**OR**

**Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Nevada Geothermal Power Inc. to be held at 10th Floor, 840 Howe Street, Vancouver, British Columbia on November 30, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

## 1. Resolution

To determine the number of Directors at six (6). For ☐ Against ☐

## 2. Election of Directors

| | For | Withhold |
|---|---|---|
| 01. To elect as a Director, Brian D. Fairbank | ☐ | ☐ |
| 02. To elect as a Director, John W. Milligan | ☐ | ☐ |
| 03. To elect as a Director, James E. Yates | ☐ | ☐ |
| 04. To elect as a Director, Markus K. Christen | ☐ | ☐ |
| 05. To elect as a Director, R. Gordon Bloomquist | ☐ | ☐ |
| 06. To elect as a Director, Domenic J. Falcone | ☐ | ☐ |

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## 3. Appointment of Auditors

To appoint Auditors for the ensuing year. **For** ☐ **Withhold** ☐

## Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

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## Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

9 9 9 9 9 0 0 8 2 9 2 1 P D I K R I Q